

Mail Stop 3561

September 8, 2017

Via E-mail
Seamus Lagan
Chief Executive Officer and President
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, Florida 33401

>   **Re: Rennova Health, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed August 31, 2017**
>   **File No. 333-219145**

Dear Mr. Lagan:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2017 letter.

General

1. We note your response to comment 1. Additionally, we note you are registering up to 25,000,000 shares of common stock issuable pursuant to Series B Warrants. Additionally, we note your prior registration statement registering 2,803,829 shares of common stock that was declared effective on June 26, 2017. Please provide a detailed factual and legal analysis as to the factors you considered in concluding that the selling shareholders are not participating in the distribution of these securities and why the offering is properly styled as a resale under Rule 415(a)(1)(i) and not a primary offering on behalf of the registrant. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations 612.09, available on our website.

Seamus Lagan
Rennova Health, Inc.
September 8, 2017
Page 2

       Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any questions.

                                   Sincerely,

                                   /s/ Pamela Howell
                                   for

                                   John Reynolds
                                   Assistant Director
                                   Office of Beverages, Apparel and Mining

cc: J. Thomas Cookson, Esq.
        Shutts & Bowen LLP